July 25, 2018

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jim Dunn

Re: OLD DOMINION FREIGHT LINE, INC.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Fiscal Period Ended March 31, 2018
Filed May 7, 2018
File Nos. 000-19582

Ladies and Gentlemen:

Old Dominion Freight Line, Inc. (the “Company”) is in receipt of your comment letter dated July 19, 2018 related to our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2018 (the “Comment Letter”).

The Company respectfully requests an extension of an additional ten business days to respond to the Comment Letter. The Company confirms that it will respond to the Comment Letter on or before August 16, 2018.

Thank you for your consideration. Please contact me at 336.822.5519 if you have any questions.

Sincerely,

/s/ Kimberly S. Maready
Kimberly S. Maready
Vice President - Accounting and Finance

cc: Adam N. Satterfield